EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-232946, 333-226624, and 333-221240 on Form S-8 of our reports dated February 28, 2020, relating to the consolidated financial statements of Ribbon Communications Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Accounting Standards Codification (ASC) Topic 606, “Revenue from Contracts with Customers” on January 1, 2018 and ASC Topic 842, "Leases" on January 1, 2019), and the effectiveness of Ribbon Communications Inc. and subsidiaries’ internal control over financial reporting, appearing in this Annual Report on Form 10-K of Ribbon Communications Inc. for the year ended December 31, 2019.

/s/ Deloitte & Touche LLP

Dallas, Texas
February 28, 2020